SP 4/28/03

03015902

NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

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VE 4-25-03

SECURITIES AND EXCHANGE COMMISSION RECEIVED APR 11 2003 DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-16712

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DBA: Vanderbilt Securities
Richardt Alyn & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Broadhollow Road, Suite 400
(No. and Street)

Melville (City) NY (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan S. Feinberg 856-429-6191
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dennis W. Glick, CPA
(Name — if individual, state last, first, middle name)

3993 Huntingdon Pike Suite 201 (Address) Huntingdon Valley, (City) PA (State) 19006 (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard B. Feinberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Vanderbilt Securities, as of

December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

General Partner

Title

Notary Public

AUDREY L. KLEINMAN
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES FEB. 13, 2007

This report** contains (check all applicable boxes):.

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DENNIS W. GLICK & ASSOCIATES, P.C.
Certified Public Accountants
SUITE 201 • HUNTINGDON PLAZA
3993 HUNTINGDON PIKE
HUNTINGDON VALLEY, PA 19006
(215) 947-5474
FAX: (215) 947-9706

INDEPENDENT AUDITOR'S REPORT

To The Partners
Vanderbilt Securities
Melville, New York

We have audited the accompanying statement of financial condition of Vanderbilt Securities as of December 31, 2002, and the related statement of operations, changes in ownership equity, changes and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Vanderbilt Securities as of December 31, 2002, and the results of their operations and their cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dennis W. Glick & Assoc.

Huntingdon Valley, Pennsylvania
February 19, 2003

VANDERBILT SECURITIES

Statement of financial condition

December 31,	2002
Assets	
Cash and cash equivalents	$231,664
Clearing deposit	102,158
Accounts receivable	53,114
Equity securities owned at market value	5,580
Prepaid expenses	12,929
Total assets	$405,445
Liabilities and partners' capital	
Liabilities	
Accrued payables	$ 61,133
Total liabilities	$ 61,113
Partners' Capital	344,312
Total liabilities and partners' capital	$405,445

The accompanying notes are an integral part of these financial statements

VANDERBILT SECURITIES

Statement of operations

Year ended December 31,	2002
Revenues	
Commission income	$1,902,893
Non-commission income	56,596
Total revenues	1,959,489
Expenses	
Administrative fees	461,316
Assessments	500
Broker charges	33,726
Clearing costs	701
Commissions paid	1,289,315
Communications	933
Exchange fees	2,758
Insurance	2,024
Leases/equipment	2,625
Licenses/publications	13,238
Office expenses	1,040
Professional fees	106,687
Total expenses	1,914,863
Profit from operations	$ 44,626
Net loss on marketable securities	(11,401)
Net profit	$ 33,225

The accompanying notes are an integral part of these financial statements

VANDERBILT SECURITIES

Statement of changes in ownership equity

Year ended December 31,	2002
Balance, beginning of period	$257,460
Net profit	33,225
Additions	105,027
Deductions	51,400
Balance, end of period	$344,312

The accompanying notes are an integral part of these financial statement

VANDERBILT SECURITIES

Statement of cash flows

Year ended December 31,	2002
Cash flows from operating activities	
Net profit	$ 33,225
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Clearing deposit	(49,432)
Accounts receivable	(53,114)
Prepaid expenses	(11,879)
Increase (decrease) in:	
Accrued payables	(2,944)
Net cash provided by operating activities	(84,144)
Cash flows from investing activities	
(Decrease) in securities owned	(257,988)
Net cash used by investing activities	257,988
Cash flows from financing activities	
Net capital contributions	53,627
Net cash provided by financing activities	53,627
Net (increase) decrease in cash	227,471
Cash and cash equivalent - beginning of period	4,193
Cash and cash equivalent - end of period	$231,664
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	$ 80

The accompanying notes are an integral part of these financial statements

Organization and Nature of Business

Vanderbilt Securities is registered with the Securities and Exchange Commission ("SEC") to engage as a broker-dealer in the stock brokerage business. The company is a member of the National Association of Securities Dealers (NASD).

Summary of Significant Accounting Policies

Marketable securities owned are valued at market value. The resulting differences between cost and market are included in the statements of operations.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing deposits held at financial institutions and money market funds with its clearing broker.

Vanderbilt Securities with the consent of its owners, elected to have its income taxes under the provisions of the Internal Revenue code and related state regulations, applicable to a partnership. Which provide that, the individual partner is taxed on the company's taxable income. Therefore, no provision or liability for federal or sate income taxes are reflected in the financial statements of Vanderbilt Securities.

Net capital and aggregate indebtedness requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, as well as requirement of the National Association of Securities Dealers of which the operating partners of the Company are members and broker-dealers. Net capital and the related aggregate indebtedness to net capital fluctuate on a daily basis. As of December 31, 2002, the Company had net capital and a net capital requirement of $319,926 and $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2002 was 19 percent.

Financial instruments with off-balance sheet risk

In the normal course of business, the Company executes, as agent, transactions on benefit of customers. If the agency transactions do not settle because of failure to perform by either the customer or counterparty, the company may be obligated to discharge the obligations of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company does not anticipate nonperformance by the customers or counterparties in the above situations. The Company policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Fair value of financial instruments

As of December 31, 2002, the estimated fair values of the Company's financial instruments and significant assumptions made in determining fair values are as follows:

> Cash and cash equivalents, loans payable, commission payable, and accrued expenses: The amounts reported in the Statement of Financial Condition approximate fair values due to the short-term maturities of these instruments.

Concentrations and credit risk

The Company places its cash with high quality financial institutions. At times, such amount may be in excess of the FDIC insurance limits.

The Company uses a single clearing house to process all its transactions and maintain all its accounts. There are other clearing houses available for the Company's use.

VANDERBILT SECURITIES

Computation of Net Capital, Pursuant to Rule 15c3-1

Year ended December 31,	2002
Computation of Net Capital	
Total Company capital from statement of financial condition	$344,312
Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
Total capital and allowable subordinated liabilities	344,312
Deduction and/or charges:	
Total nonallowable assets	24,179
Net capital before haircuts on securities positions	320,133
Haircuts on securities positions	837
Net Capital	$319,296
Computation of Basic Net Capital Requirement	
Minimum net capital required, 6-2/3% of $0 pursuant to Rule 15c3-1	$ 4,078
Minimum dollar net capital requirements of reporting broker/dealer	5,000
Net capital requirement	5,000
Excess net capital	314,296
Computation of Aggregate Indebtedness	
Total liabilities from statement of financial condition	$ 61,133

The accompanying notes are an integral part of these financial statement

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2002

A reconciliation with the Company's computation of net capital as reported in the unaudited Part II(a) of the Form X-17a-5 was not prepared as there are no material differences between the Company's computation of net capital and computation contained herein.

VANDERBILT SECURITIES

Information Relating to the Possession or
Control Requirements Under Rule 15c3-3

December 31, 2002

The Company claims exemption from the requirement of Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

December 31, 2002

The Company claims exemption from the requirements of Rule15c3-3 under Section (k)(2)(ii) of the Rule.

DENNIS W. GLICK & ASSOCIATES, P.C.
Certified Public Accountants
SUITE 201 • HUNTINGDON PLAZA
3993 HUNTINGDON PIKE
HUNTINGDON VALLEY, PA 19006
(215) 947-5474
FAX: (215) 947-9706

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Partners
Vanderbilt Securities
Melville, New York

In planning and performing our audit of the financial statements of Vanderbilt Securities for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices referred to in the preceding paragraph, and to assess whether those practices can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Huntingdon Valley, Pennsylvania
February 19, 2003

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

OKER OR DEALER Vanderbilt Securities | N 3 | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/02 [99]
SEC FILE NO. 8-16712 [98]
Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 231,664	200			$ 231,664	750
2. Receivables from brokers or dealers:						
A. Clearance account	102,158	295				
B. Other		300	$	550	102,158	810
3. Receivables from non-customers	41,864	355	11,250	600	53,114	830
4. Securities and spot commodities owned, at market value						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	5,580	424				
E. Spot commodities		430			5,580	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value.		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes market value of collateral		470		640		890
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges.						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535	12,929	735	12,929	930
12. TOTAL ASSETS	$ 381,266	540	$ 24,179	740	$ 405,445	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Vanderbilt Securities as of 12/31/02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

1.
2.
3.
4.

LIABILITIES AND OWNERSHIP EQUITY

5.
6.

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	
B. Other	[1115]	[1305]	
15. Payable to non-customers	[1155]	[1355]	
16. Securities sold not yet purchased, at market value (7.)		[1360]	
17. Accounts payable, accrued liabilities, expenses and other (8., 9.)	61,633 [1205]	[1385]	61,133
18. Notes and mortgages payable			
A. Unsecured	[1210]		
B. Secured	[1211]	[1390]	
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
(10.) B. Securities borrowings, at market value from outsiders $ [990]		[1410]	
C. Pursuant to secured demand note collateral agreements		[1420]	
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	
20. TOTAL LIABILITIES	$ 61,133 [1230]	$ [1450]	$ 61,133

Ownership Equity

		Total
21. Sole proprietorship		$ 344,312
22. Partnership (limited partners	$ 149,626 [1020])	
23. Corporation:		
A. Preferred stock		
B. Common stock		
C. Additional paid-in capital		
D. Retained earnings		
E. Total		
F. Less capital stock in treasury		(
24. TOTAL OWNERSHIP EQUITY		$ 344,132
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 405,445

OM

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Vanderbilt Securities as of 12/31/02

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 344,312	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			344,312	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 24,179	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(24,179)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 320,133	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	837	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(837)	3740
10.	Net Capital			$ 319,296	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Vanderbilt Securities as of 12/31/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	4,075	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	314,296	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	313,182	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	61,133	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
19. Total aggregate indebtedness			$	61,133	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			%	19	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 4% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of:			
A. 6% of combined aggregate debit items or $120,000	$		3920
B. 7% of combined aggregate debit items or $120,000	$		3930

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Vanderbilt Securities

For the period (MMDDYY) from 01/01/02 [3932] to 12/31/02 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE		
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 126,034	3935
b. Commissions on listed option transactions	21,544	3938
c. All other securities commissions	1,755,315	3939
d. Total securities commissions	1,902,893	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts	(11,401)	3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	56,596	3995
9. Total revenue	$ 1,948,088	4030
EXPENSES		
10. Salaries and other employment costs for general partners and voting stockholder officers	$	4120
11. Other employee compensation and benefits		4115
12. Commissions paid to other broker-dealers	107,470	4140
13. Interest expense	80	4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	13,238	4195
15. Other expenses	1,794,075	4100
16. Total expenses	$ 1,914,863	4200
NET INCOME		
17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ 33,225	4210
18. Provision for Federal income taxes (for parent only)		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4238]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ 33,225	4230
MONTHLY INCOME		
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ 9,626	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Vanderbilt Securities

For the period (MMDDYY) from 01/01/02 to 12/31/02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 257,459	4240
A. Net income (loss)			33,225	4250
B. Additions (Includes non-conforming capital of	$	4262)	105,028	4260
C. Deductions (Includes non-conforming capital of	$	4272)	(51,400)	4270
2. Balance, end of period (From item 1800)			$ 344,312	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Vanderbilt Securities **as of** 12/31/02

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335] .... [4570]

D. (k) (3)—Exempted by order of the Commission .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

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